UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Edward Smolyansky
1219 N Wells St

Chicago, IL 60610

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,152,476

	8.	Shared voting power 75,000

	9.	Sole dispositive power 1,152,476

	10.	Shared dispositive power 75,000

11.	Aggregate amount beneficially owned by each reporting person 1,227,476

12.	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐

13.	Percent of class represented by amount in Row (11) 8.3%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,604,975

	8.	Shared voting power 575,000

	9.	Sole dispositive power 2,604,975

	10.	Shared dispositive power 575,000

11.	Aggregate amount beneficially owned by each reporting person 3,179,975

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13.	Percent of class represented by amount in Row (11) 21.5%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons The Edward Smolyansky Trust 2/2/16

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,233,333

	8.	Shared voting power 0

	9.	Sole dispositive power 1,233,333

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 1,233,333

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

13.	Percent of class represented by amount in Row (11) 8.3%

14.	Type of reporting person (see instructions) OO

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AMENDMENT NO. 20 to SCHEDULE 13D

This Amendment No. 20 (this “Amendment”) further amends and supplements the Schedule 13D filed by Ludmila Smolyansky, Edward Smolyansky and The Edward Smolyansky Trust 2/2/16 (the “Edward Smolyansky Trust” and, together with Ludmila Smolyansky and Edward Smolyansky, the “Filing Persons”). This Amendment is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

ITEM 4.        Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On August 13, 2024, the Filing Persons filed a preliminary consent statement with the Securities and Exchange Commission, regarding their plans to seek approval from the shareholders of Lifeway Foods, Inc. (the “Company”) for the following proposals (each, as described therein, a “Proposal”):

1.	The Bylaw Restoration Proposal: To repeal any amendment to the Company’s by-laws (the “Bylaws”) that is made by the Company’s board of directors (the “Board”) and becomes effective on or after March 24, 2023 and prior to this Proposal becoming effective;

2.	The Board Removal Proposal: To remove each director of the Company, including Julie Smolyansky, Juan Carlos Dalto, Jody Levy, Dorri McWhorter, Perfecto Sanchez, Jason Scher, Pol Sikar and any other director appointed by the Board on or after June 15, 2024 and prior to this Proposal becoming effective, subject to the approval of the Director Election Proposal below;

3.	The Director Election Proposal: To elect each of Edward Smolyansky, Ludmila Smolyansky, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent and Robert Whalen (each a “Nominee”), to serve as directors of the Company until the Company’s next annual meeting of shareholders and until their respective successors are duly elected and qualified (or, if any such Nominee is unable or unwilling to serve as a director of the Company, or if the Board changes the number of directorships to be a number other than seven, the persons designated as Nominees by the then-remaining Nominee(s)), subject to the approval of the Board Removal Proposal; and

4.	The Anti-Nepotism Proposal: To amend the Bylaws to prohibit the Company from employing or engaging any immediate family member of the Company’s president or chief executive officer.

The preliminary consent statement is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

In addition, on August 13, 2024, the Filing Persons issued a press release announcing the filing of the preliminary consent statement. A copy of the press release is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

ITEM 5.        Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following:

(a)	As of August 13, 2024, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i) Ludmila Smolyansky may be deemed to be the beneficial owner of 1,227,476 shares of Common Stock, representing approximately 8.3% of the outstanding shares of Common Stock, (ii) Edward Smolyansky may be deemed to be the beneficial owner of 3,179,975 shares of Common Stock, representing approximately 21.5% of the outstanding shares of Common Stock, (iii) the Edward Smolyansky Trust may be deemed to be the beneficial owner of 1,233,333 shares of Common Stock, representing approximately 8.3% of the outstanding shares of Common Stock, and (iv) the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 4,332,451 shares of Common Stock, representing approximately 29.3% of the outstanding shares of Common Stock. The foregoing percentage calculations were based on 14,790,747 shares outstanding as of August 6, 2024, as reported by the Company on its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, as filed with the SEC.

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(b)	Ludmila Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,152,476 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Ludmila Smolyansky is a director. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 3,104,975 shares of Common Stock, which includes the 1,233,333 shares beneficially owned by the Edward Smolyansky Trust and 100,000 shares held by his son, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock held by Smolyansky Family Holdings LLC, over which Edward Smolyansky and Julie Smolyansky share voting power and dispositive power, and 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Edward Smolyansky is a director. Julie Smolyansky is a United States citizen and the Chief Executive Officer of the Company, with a business address at 6431 Oakton Street, Morton Grove, IL 60053. Each of Ludmila Smolyansky and Edward Smolyansky disclaims beneficial ownership of the 75,000 shares held by the Ludmila and Edward Smolyansky Family Foundation. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein, and disclaims beneficial ownership of the shares held by his son. The Edward Smolyansky Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,233,333 shares of Common Stock.

(c)	There have been no transactions in the shares of Common Stock by any of the Filing Persons during the past sixty days, other than the sale by Ludmila Smolaynsky of 14,620 shares of Common Stock on July 24, 2024.

ITEM 7.         Material to be Filed as Exhibits

99.1	Preliminary consent statement (incorporated by reference)
99.1	Press Release issued August 13, 2024

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2024	/s/ Ludmila Smolyansky
Ludmila Smolyansky

Date: August 14, 2024	/s/ Edward Smolyansky
Edward Smolyansky

Date: August 14, 2024	By:	/s/ Edward Smolyansky
	Name:	Edward Smolyansky
	Title:	Trustee

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